

Mail Stop: 3628

April 17, 2017

Via E-mail
Jerry Tang
President and Chief Executive Officer
Natixis Commercial Mortgage Securities LLC
1251 Avenue of the Americas
New York, New York 10020

Re: **Natixis Commercial Mortgage Securities LLC**
     Amendment No. 1 to Registration Statement on Form SF-3
     Filed April 6, 2017
     File No. 333-216148

Dear Mr. Tang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2017 letter.

Form of Prospectus

Prospectus Cover

1. We note that, in response to prior comment 3, you have revised to include bracketed disclosure both here and on page 41 to identify other credit enhancement if applicable. Please revise the form of prospectus, both here and elsewhere as appropriate, to describe fully the credit enhancement reasonably contemplated at the time of effectiveness, except for information that is not known or reasonably available. In the alternative, please confirm that you will add such credit enhancement by post-effective amendment pursuant to Securities Act Rule 430D(d)(2). Please confirm that such post-effective amendment would provide the required disclosure about the other forms of credit enhancement or other support in accordance with Item 1103(a)(3)(ix) and Item 1114 of Regulation AB.

Risk Factors, page 57

2. We note your response to prior comment 6 and reissue in part. While we note your revision to the risk factor "Potential Conflicts of Interest of the Master Servicer and the Special Servicer" and your confirmation that you will provide appropriate context to explain the risks involved for risk factors in your prospectus for each takedown, please revise the remainder of your risk factors, including risk factor subheadings, as necessary in your next pre-effective amendment to provide the context needed to understand the risk disclosed.

Exhibits

Exhibit 4.1 – Form of Pooling and Servicing Agreement

3. We note your revisions in response to prior comments 16 and 17 to clarify that Form ABS-EE will be filed at the same time as, and incorporated by reference into Form 10-D. We are unable to locate any provisions in your Pooling and Servicing Agreement (PSA), however, related to the preparation and filing of Form ABS-EE, although we do note that you have listed the Asset Data File (Exhibit No. 102) and Asset Related Document (Exhibit No. 103) as exhibits to Form 10-K filings in Exhibit CC to the PSA. The Asset Data File and Asset Related Documents must be filed as exhibits to Form ABS-EE and incorporated by reference into the prospectus (at the time of the offering) and the Form 10-D (for ongoing reporting). Please revise as necessary. Refer to Item 10 of Form SF-3 and General Instruction D(3)(a) and Item 1A of Form 10-D.

4. Please also confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3674 with any questions.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel
Office of Structured Finance

cc: Y. Jeffrey Rotblat, Esq., Cadwalader, Wickersham & Taft LLP
        Margaret Lam, Esq., Natixis Commercial Mortgage Securities LLC